Coca-Cola İçecek

FILE 82-35049

SEC Mail Processing
Section

MAY 09 2008

Washington, DC
110

08002473

May 6, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
MAY 15 2008
THOMSON REUTERS

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on May 6, 2008.

The General Assembly has approved the following items in its meeting on May 6th, 2008:

1. A total of YTL32,500,000 cash dividends will be paid on May 29, 2008 and the remainder of the net distributable profit will be added to the extraordinary reserves. As a result, a gross dividend of YTL 0.127766 will be paid per 100 shares, representing a YTL 1 nominal value. Turkey based full and limited corporate tax payers, who receive dividends through an established business or a representative office in Turkey will receive a net amount of YTL0.127766 per 100 shares, and other shareholders will receive a net amount of YTL0,108601.

2. Remuneration of a total of US$ 115,833 per annum to John Paul Sechi, for his duties as an independent member of the Board and as Chairman of the Audit Committee for the period 01.04.2008-31.03.2009 and to Gerard A. Reidy, for his duties as an independent member of the Board for the period 01.04.2008-31.03.2009.

3. Akın Erdem and Ali Baki Usta will resume their duties in the audit committee. Ahmet Bal's appointment as the Auditor, replacing Mustafa Uysal, is approved by the General Assembly.

4. The appointment of Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (an affiliated firm of Ernst & Young International) as an external independent auditor for the 2008 financial period.

dw 5/13

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

5. Shareholders are informed about the YTL2,100,000 donation made by CCI and YTL2,900,000 donation made by CCI's subsidiary Coca-Cola Satış ve Dağıtım A.Ş.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END